Novartis AG Postfach 4002 Basel Switzerland

January 27, 2015

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Novartis AG has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the Securities and Exchange Commission on January 27, 2015.

Respectfully submitted,

Novartis AG

/s/ FELIX R. EHRAT	/s/ HARRY KIRSCH
Felix R. Ehrat	Harry Kirsch
General Counsel	Chief Financial Officer
Novartis Group	Novartis Group